FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-12568

BBVA Banco Francés S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Recent event: Resolutions of the Ordinary and Extraordinary Stockholders Meeting held on July 15, 2003

RESOLUTIONS VOTED WITH RESPECT TO EACH ITEM OF THE AGENDA OF THE ORDINARY AND EXTRAORDINARY STOCKHOLDERS’ MEETING OF BANCO FRANCES HELD ON JULY 15, 2003, IN BUENOS AIRES, ARGENTINA

All percentages were calculated by considering positive and negative votes; that is excluding abstentions.

Item 1 : Election of two stockholders to approve and sign the minutes of the Stockholders’ Meeting.

Mr. Gotardo Pedemonte and Mr. Javier Zapiola were appointed to approve and sign the minutes of the Stockholders’ Meeting.

This resolution was approved and obtained:

Votes in favor:	325,279,700	88.3604%
Votes against:	0	0.0000%
Abstentions:	265,300	0.0007%

Item 2: Creation of a Program for the issuance and reissuance of: (i) non-convertible Negotiable Obligations, with common guarantees or other guarantees as determined by the Board of Directors, (ii) non-guaranteed subordinated negotiable obligations, convertible or non-convertible into shares, under the terms of the amended and complementary BCRA (Banco Central de la República Argentina—Central Bank of the Republic of Argentina) Communications “A” 2970 and “A” 3558, being both “Negotiable Obligations” in accordance with the provisions of Law number 23576, as amended by Law 23962 and its regulations. During the 5 (five) years the Program will be in effect, any number and/or type of Negotiable Obligations can be issued and re-issued provided that, the maximum amount in circulation, after all series and /or classes in circulation under the Program and pending redemption are added, does not exceed US$300,000,000 (three-hundred million U. S. dollars). or its equivalent in Argentine Pesos or any other currency, with due dates according to the series and/or classes to be issued under the Program. Consideration of interest rate to be accrued by Negotiable Obligations, and applicable interest terms. Determination of the characteristics of the securities to be offered and destination of the funds in accordance with the regulations in force. Delegation to the Board of Directors and the persons designated by it in accordance with applicable regulations of the pertinent authority to: a) determine all the conditions of the program and issuance of non-convertible Negotiable Obligations, with common guarantees or other guarantees as determined by the Board of Directors, and/or non-guaranteed subordinated negotiable obligations, convertible or non-convertible into shares, under the program, within the authorized amount including, without limitation, a) determine the amount, term, currency, price, method and conditions of payment and deposit, and b) decide whether to request authorization for the public offering from the Argentine Securities Commission (Comisión Nacional de Valores) and/or listing on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and/or other stock exchanges in the Republic of Argentina.

It was approved: a) Creation of a Program for the issuance and reissuance of: (i) non-convertible Negotiable Obligations, with common guarantees or other guarantees as determined by the Board of Directors, (ii) non-guaranteed subordinated negotiable obligations, convertible or non-convertible into shares, under the terms of the amended and complementary BCRA (Banco Central de la República Argentina—Central Bank of the Republic of Argentina) Communications “A” 2970 and

“A” 3558, being both “Negotiable Obligations” in accordance with the provisions of Law number 23576, as amended by Law 23962 and its regulations. During the 5 (five) years the Program will be in effect, any number and/or type of Negotiable Obligations can be issued and re-issued provided that the maximum amount in circulation, after all series and/or classes in circulation under the Program and pending redemption are added, does not exceed US$300,000,000 (three-hundred million U. S. dollars) or its equivalent in Argentine Pesos or any other currency, with maturity dates according to the series and/or classes to be issued under the Program. The Negotiable Obligations to be issued will accrue fixed or variable interest rate, or accrue no interest and be allocated at nominal value with a premium or discount over nominal value, with amortization periods equal to or longer than 7 days, complying with minimum and maximum terms set by the regulations in force. Furthermore, the aforementioned characteristics of the securities to be offered will be in accordance with the terms and conditions established by the Board of Directors or the persons designated by it;

b) the delegation to the Board of Directors and the persons designated by it in accordance with applicable regulations of the pertinent authority to determine all the conditions of the program and issuance of Negotiable Obligations, including determination of allocation and payment conditions, such as whether to permit the subscription of the securities offered with loans granted in the ordinary course of its operations or with Certificates of rescheduled deposits (CEDROS) from customers; and consequently:

(i) decide whether to request authorization for the public offering from the Argentine Securities Commission (Comisión Nacional de Valores) and/or listing on the Buenos Aires Stock

Exchange (Bolsa de Comercio de Buenos Aires) and/or other stock exchanges or bourses in the Republic of Argentina.

(ii) negotiate and determine all the conditions of the program and of the Negotiable Obligations to be issued under the program, within the authorized amount including, without limitation, the amount, term and periods, currency, price, method and conditions of payment, deposit and allocation, amortization and destination of the funds in accordance to regulations in force, integration of the securities offered with loans granted in the ordinary course of its operations or with Certificates of rescheduled deposits (CEDROS) of BBVA Banco Francés S.A., public offering of the securities in Argentina, listing on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and/or other stock exchanges or bourses in the Republic of Argentina.

(iii) determine the destination of the funds in accordance to regulations in force.

Furthermore, as proposed by Maxima S.A. AFJP, it was approved: listing on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and/or other stock exchanges or bourses in the Republic of Argentina and the rating of the securities offered by a rating agency, in accordance with regulations set for Pension Fund Managers.

This resolution was approved and obtained:

Votes in favor:	320,920,889	98.8212%
Votes against:	3,827,911	1.1787%
Abstentions:	265,400	0.0008%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: July 30, 2003	By:	/S/ MARÍA ELENA SIBURU DE LÓPEZ OLIVA

Name: María Elena Siburu de López Oliva
Title: Investor Relations Manager